Exhibit 99.1

Maris-Tech to Showcase Advanced 360°
Situational Awareness and AI-Driven
Video Solutions at MDEX 2025

Meet the Maris-Tech team at SIBAT Booth F3 and experience cutting-edge technology in tactical video and AI solutions

Rehovot, Israel, March 21, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it will be participating in the Michigan Defense Expo (MDEX) 2025. The event will take place at the Macomb Sports & Expo Center, P -Building, Michigan, U.S., from April 8 to 10, 2025. Maris-Tech will exhibit at Booth F3 alongside SIBAT, Israel’s Ministry of Defense directorate for defense exports and international cooperation.

Maris-Tech will showcase its advanced 360° situational awareness technology designed for Armored Fighting Vehicles (AFVs). The Company will also present its latest AI-driven video intelligence and edge computing solutions, which are designed to deliver low-latency, high-performance capabilities for defense applications.

The Maris-Tech U.S. sales team will be present at Booth F3, providing the opportunity for face-to-face meetings with investors, prospective customers, and defense industry leaders. Visitors will have the chance to experience Maris-Tech’s solutions firsthand and explore how the Company’s innovative AI and video intelligence technologies are driving the future of defense operations.

“Participating in MDEX is a key step in Maris-Tech’s strategic expansion into the U.S. market,” said Israel Bar, Chief Executive Officer of Maris-Tech. “This event allows us to connect with U.S. customers and partners directly, demonstrate the value of our solutions and strengthen our presence in the defense sector.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing: the Company’s expansion into the U.S. market, the value of the Company’s solutions and its ability to strengthen its presence in the defense sector. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com